UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue, 20th Floor New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
             (Page 1 of 3 Pages)

CUSIP No. 87101R 10 5	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS Michel Gruering
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,097,145 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,097,145 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,145 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.30% (1)
14	TYPE OF REPORTING PERSON IN
(1)  Based on 78,599,287 outstanding shares of common stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

Item 1.    Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 590 Madison Avenue, 21st Floor, New York, New York 10022.

Item 5.    Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 8,097,145 shares of Common Stock of the Company, constituting 10.30% of the 78,599,287 outstanding shares of Common Stock of the Company as of November 18, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2011.

(c)           On January 12, 2012, the Reporting Person sold 1,000,000 shares of Common Stock of the Company in a private sale to Thierry Petersen for a purchase price of 0.01 Swiss Francs per share.  There were no other transactions in the Common Stock of the Company effected by the Reporting Person since the filing of Amendment No. 1 to Schedule 13D on January 11, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2012

/s/ Michel Gruering
Michel Gruering

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